September 28, 2010
Mr. Lyn Shenk, Branch Chief                                              BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Polaris Industries Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 01-11411
Dear Mr. Shenk:
     The purpose of this letter is to confirm our understanding, based on my phone conversation with you on September 27, 2010, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated September 24, 2010. As discussed, our response will be provided on or before October 22, 2010.

Very truly yours,
/s/ Ruilin Li
Ruilin Li,
Assistant General Counsel

cc:	Michael W. Malone Scott W. Wine Stacy L. Bogart Steven C. Kennedy